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                           April 27, 2022

       Ajit Ramalingam
       Senior Vice President, Chief Accounting Officer
       Bio-Rad Laboratories, Inc.
       1000 Alfred Nobel Drive
       Hercules, CA 94547

                                                        Re: Bio-Rad
Laboratories, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-07928

       Dear Mr. Ramalingam:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Consolidated Financial Statements, page 38

   1. We note from your disclosure that you determined that you do not have significant influence over
Sartorius AG. Please address the following:
                                                            Given your
investment in excess of 20% of the voting stock, explain how you believe the presumption in
ASC 323-10-15-8 that, in the absence of predominant evidence to the contrary, you
have significant influence has been overcome. In your response, please discuss
whether any of the relevant indicators described in ASC 323-10-15-10 would apply.
                                                            Describe the
governance structure of Sartorius AG, including the roles and responsibilities
of the Supervisory Board and the Executive Board. Explain how
                                                             board members are
appointed, and the current composition of each board. Describe to us any rights you
have in the governance of Sartorius AG, including rights to
                                                             nominate or
appoint a member or members to Sartorius AG   s boards or approve
 Ajit Ramalingam
Bio-Rad Laboratories, Inc.
April 27, 2022
Page 2
              certain transactions. Describe what rights shareholders have in the governance of
              Sartorius AG, including the right or obligation to approve certain transactions or other company matters, and how such items are determined (e.g., majority shareholder vote, etc.). Describe to us the role the trust plays in the corporate
              governance of Sartorius AG (e.g., who votes the trust   s shares
and any guidelines the
              trust or trustee must adhere to).
                Describe any rights and privileges of the preference shares (e.g., dividend rights, liquidation preferences, approval or veto rights, notification rights, etc.).
                Describe any other agreements with Sartorius AG (e.g., management agreements, licenses, etc.).
                Provide us with additional background behind the 400 million Euros loan to
              Sartorius-Herbst Beteiligungen II GmbH in November 2021. Include a description of the purpose of the loan, how you came to be the issuer of the loan, how the loan is to be repaid, the circumstances that would result in receipt of ordinary shares of
              Sartorius AG, and the relationship between Sarorius-Herbst Beteiligungun II GmbH
              (as credtor) and Sartorius AG and how the creditor will likely have no other assets from which to repay the loan.
                Explain to us why you do not have the ability to access the operating or financial information necessary to apply the equity method of accounting
when Sartorius AG   s
              financial statements appear to be published elsewhere. Tell us whether there are any
              financial reporting requirements under any of Sartorius AG   s
equity or loan
              agreements.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



FirstName LastNameAjit Ramalingam                             Sincerely,
Comapany NameBio-Rad Laboratories, Inc.
                                                              Division of
Corporation Finance
April 27, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName